UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2017
Commission File Number: 001-36484

NORDIC AMERICAN OFFSHORE LTD.
(Translation of registrant's name into English)

LOM Building, 27 Reid Street, Hamilton HM 11, Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒           Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached as Exhibit 1 is a press release of Nordic American Offshore Ltd. (the "Company") dated August 3, 2017, announcing the Company's dividend and earnings report for the second quarter of 2017.
Attached as Exhibit 99.1 to this Report on Form 6-K is a copy of the press release of the Company, dated December 18, 2017, announcing the results of the Company's Annual General Meeting of Shareholder held on December 12, 2017.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDIC AMERICAN OFFSHORE LTD.
(registrant)

Dated: December 18, 2017	By:	/s/ HERBJØRN HANSSON
Herbjørn Hansson
Executive Chairman

Exhibit 1

Nordic American Offshore Ltd. (NYSE:NAO) - 2Q2017 Dividend and Earnings Report. NAO is in a solid financial condition.
Hamilton, Bermuda, August 3, 2017.
NAO has ten high-quality Platform Supply Vessels (PSVs) built in Norway in the period 2012-2016. Seven of our ten vessels are in operation. Going into the third quarter, an improvement in the PSV market has taken place. In a volatile market, the longer it lasts, the better.
The basic features of NAO are similar to the business model of the NYSE listed Nordic American Tankers Limited (NAT) which is a strong company.
Nordic American Tankers Limited (NAT) holds 22.6% of NAO common shares and the immediate Hansson family, including the Executive Chairman, holds 10.8% of NAO commons shares.
The Board has declared a dividend of $0.02 per share for 2Q2017 to shareholders of record as of August 17, 2017. The payment of the dividend is expected to take place on or about August 31, 2017. Since its establishment in late 2013, NAO has paid dividends for 14 consecutive quarters, totalling $2.63 per share, including the dividend to be paid on or about August 31, 2017.
NAT has announced that its shareholders are expected to receive NAO shares as a part dividend payment from NAT during August 2017. Following such distribution, NAT is expected to own about 16% of NAO. Currently, NAO has about 35,000 shareholders. When NAT shareholders receive NAO shares as a dividend, it is expected that the number of NAO shareholders will increase.
NAO pursues a conservative financial policy. At the end of 2Q2017, the net debt1 per vessel was $9.5m. NAO has in place until early 2020 a non-amortizing credit facility of $150m.
We concentrate on keeping our vessel operating costs low, while always maintaining our strong commitment to safe operations. As we expand our fleet, we do not anticipate that our administrative costs will rise correspondingly.
Going forward, the first objective of NAO is to reach cash break-even level.
For further details on our financial position, please see later in this release. Our 2016 Annual Report (Form 20-F) contains information about NAO. This report was filed with the SEC April 24, 2017. It is on our web site www.nao.bm.
Strategy Going Forward
The main elements of NAO's strategy are based on quarterly dividends, low G&A costs and liquidity in the stock.
We seek to achieve a competitive cash yield and a satisfactory Total Return2, a precise measure of value creation.
NAO is committed to protecting its underlying earnings, dividend potential and strong balance sheet. We shall endeavor to safeguard and further strengthen NAO's position in a deliberate, predictable and transparent way.
We encourage investors interested in the offshore sector to consider buying shares in NAO.

1          Net debt is working capital less long term debt divided by 10 vessels
2          Total Return is defined as stock price plus dividends, assuming dividends are reinvested in the stock.

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
	Three Months Ended			Six Months Ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016
Amounts in USD '000	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Charter Revenue	3,640	3,502	5,070	7,142	9,922

Vessel Operating Costs	(5,030)	(5,497)	(6,482)	(10,527)	(12,434)
General and Administrative Costs	(1,019)	(1,225)	(1,076)	(2,244)	(2,187)
Depreciation Cost	(4,324)	(4,226)	(4,010)	(8,550)	(7,650)
Operating Costs	(10,374)	(10,947)	(11,568)	(21,321)	(22,271)
Net Operating Loss	(6,733)	(7,445)	(6,498)	(14,179)	(12,349)

Interest Income	86	26	2	112	4
Interest Costs	(1,197)	(1,139)	(786)	(2,336)	(1,347)
Other Financial Income (Costs)	109	97	(109)	206	11
Total Other Costs	(1,002)	(1,016)	(893)	(2,018)	(1,332)
Income taxes	997 [1]	0	0	997	0
Net Loss	(6,738)	(8,461)	(7,392)	(15,199)	(13,681)
Basic Loss per Shares	(0.11)	(0.25)	(0.36)	(0.32)	(0.65)
Basic Weighted Average Number of Common Shares Outstanding	61,986,847	33,633,514	20,779,781	47,888,504	20,945,431
Common Shares Outstanding	61,986,847	61,986,847	20,713,748	61,986,847	20,713,748

1  Reversal of tax accruals

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED BALANCE SHEETS
	Jun. 30, 2017	Jun. 30, 2016	Dec. 31, 2016
Amounts in USD'000	(unaudited)	(unaudited)	(unaudited)[1]
Cash and Cash Equivalents	40,490	8,642	2,953
Accounts Receivable, net	2,058	3,323	1,490
Prepaid Expenses	882	1,286	1,129
Inventory	1,195	1,453	1,240
Other Current Assets	1,283	1,568	1,097
Total current assets	45,908	16,273	7,909
Vessels, Net	358,788	375,360	366,945
Total non-current assets	358,788	375,360	366,945
Total Assets	404,696	391,633	374,854

Accounts Payable	818	1,266	301
Accounts Payable, related party	566	445	581
Other Current Liabilities	2,035	3,465	3,207
Total Current liabilities	3,419	5,176	4,089
Long-term Debt	136,372	131,013	136,193
Other Long-term Liabilities	24	1,015	375
Total Non-current Liabilities	136,396	132,028	136,568
Shareholders' Equity	264,880	254,429	234,196
Total Liabilities and Shareholders' Equity	404,696	391,633	374,854

1 Annual 2016 financial information derived from audited financial statements

NORDIC AMERICAN OFFSHORE LTD.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOW
	Six Months Ended		Twelve Months Ended

	Jun. 30, 2017	Jun. 30, 2016	Dec. 31, 2016
Amounts in USD'000	(unaudited)	(unaudited)	(unaudited)[1]
Net Cash Provided by (Used in) Operating Activities	(8,360)	(7,457)	(16,262)

Investment in Vessels	0	(61,467)	(61,583)
Net Cash Used in Investing Activities	0	(61,467)	(61,583)

Net Proceeds from Issuance of Common Stock	48,336	0	0
Proceeds from Use of Credit Facility	0	85,000	90,000
Repurchase of Treasury Stock	0	(8,407)	(8,513)
Cash Dividends Paid to Shareholders	(2,454)	(4,340)	(5,997)
Net Cash Provided by Financing Activities	45,883	72,253	75,490

Net Decrease in Cash and Cash Equivalents	37,523	3,329	(2,355)
Effect of exchange rate changes on Cash	14	(26)	(31)
Cash and Cash Equivalents at Beginning of Period	2,953	5,339	5,339
Cash and Cash Equivalents at End of Period	40,490	8,642	2,953

NORDIC AMERICAN OFFSHORE LTD.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
	Three Months Ended			Six Months Ended
	Jun. 30, 2017	Mar. 31, 2017	Jun. 30, 2016	Jun. 30, 2017	Jun. 30, 2016
Amounts in USD'000	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Operating Loss	(6,733)	(7,445)	(6,498)	(14,179)	(12,349)
Depreciation Costs	4,324	4,226	4,010	8,550	7,650
Adjusted Net Operating Earnings (Loss) (1)	(2,409)	(3,220)	(2,488)	(5,629)	(4,699)

(1) Adjusted Net Operating Earnings (Loss) represents Net Operating Earnings or Loss before depreciation and non-cash administrative charges. Adjusted Net Operating Earnings (Loss) is included because certain investors use this data to measure a shipping company's financial performance. Adjusted Net Operating Earnings (Loss) is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Company's performance required by accounting principles generally accepted in the United States.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:
Herbjørn Hansson, Executive Chairman	Nordic American Offshore Ltd.
Nordic American Offshore Ltd.	Tel: +47 33 42 73 00 or +47 90 57 29 27
Tel: +1 866 805 9504 or +47 90 14 62 91	Turid M. Sørensen, CFO

Marianne Lie, Executive Vice Chair	Gary J. Wolfe
Nordic American Offshore Ltd.	Seward & Kissel LLP
Tel.: +47 91 64 55 06 Web-site:	New York, USA
Tel: +1 212 574 1223

Web-site: www.nao.bm

Exhibit 99.1

Nordic American Offshore Ltd. (NYSE:NAO) Results of Annual General Meeting of Shareholders
Hamilton, Bermuda, December 18, 2017
Nordic American Offshore LTD (the "Company") (NYSE: NAO) conducted its Annual General Meeting of Shareholders (the "Meeting") on December 12, 2017 in Hamilton, Bermuda. The following resolutions were approved and adopted at the Meeting:
1.	Election of David M. Workman as Class A Director to serve until the 2020 Annual General Meeting of Shareholders. After this AGM, the Board of Directors consist of:
-	Herbjørn Hansson (Executive Chairman)
-	Marianne Lie (Executive Vice Chair)
-	Jim Kelly
-	Paul J. Hopkins
-	David Workman
2.	Approval of the appointment of KPMG AS as the Company's independent auditors until the close of the next Annual General Meeting of Shareholders; and
3.
Approval of the reduction of the Company's share premium account by approximately $391.2 million, to zero as of December 29, 2017. This accounting adjustment is implemented to facilitate dividend adjustment under Bermuda law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.
Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the PSV market, as a result of changes in the general market conditions of the oil and natural gas industry which influence charter hire rates and vessel values, demand in platform supply vessels, our operating expenses, including bunker prices, dry docking and insurance costs, governmental rules and regulations or actions taken by regulatory authorities as well as potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing, vessel breakdowns and instances of off-hire and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
Contacts:

Herbjørn Hansson, Executive Chairman
Nordic American Offshore Ltd.
Tel: +1 866 805 9504 or + 47 901 46 291

Bjørn Giæver, CFO
Nordic American Offshore Ltd.
Tel: +1 888 755 8391 or +47 91 35 00 91

Gary J. Wolfe
Seward & Kissel LLP,
New York, USA
Tel: +1 212 574 1223

Web-site: http://www.nao.bm/